August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (214) 589-8910

Mr. Timothy R. Wallace
Chief Executive Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, TX 75207-2401

> **Re:** **Trinity Industries, Inc.**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-06903**

Dear Mr. Wallace:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Human Resources Committee, page 5

1. You disclose that you may retain multiple compensation consultants. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation, and any other material elements of the consultants' functions.

Design of our Compensation Program, page 13

2. You have identified the twenty-five industry group peers that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

3. Please disclose, for each element of compensation and each named executive officer, where actual payments fall within applicable targeted parameters. To the extent actual compensation was outside a targeted percentile range, please fully explain why. For instance, please provide additional disclosure as to why Mr. Stiles and Mr. Menzies received base salaries outside of the specified range.

Elements of Compensation, page 14

4. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, explain how you arrived at and why you paid each particular level and form of compensation for 2006. Please revise your Compensation Discussion and Analysis to explain the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

5. Please provide a more detailed discussion of your annual and long-term incentive programs. Your current discussion is somewhat brief and does not provide a full explanation and analysis of the operation of your programs.

6. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn annual and long-term incentive compensation. With respect to the annual incentive compensation program, you discuss your earnings per share targets but do not disclose other applicable targets in your compensation programs, such as return on capital employed and business unit metrics. Similarly, with respect to your long-term

incentive targets, you have not provided precise target percentages. Please clearly explain how your incentive awards are specifically structured around company performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. Performance targets for the performance periods through 2010 have been set by the committee. We also note that your 2007 annual incentive targets have been set. Please refer to the immediately preceding comment and clearly state your post-2006 targets, to the extent they are known. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Performance-Based Restricted Stock, page 16

8. Your disclosure indicates that you will consider granting incentive awards if performance goals related to earnings per share and return on equity are satisfied. Please more fully address the discretion exercised by the compensation committee and discuss how the committee will ultimately determine whether, and how much, compensation will be awarded to the named executive officers under the performance-based restricted stock program. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation table, page 20

9. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Wallace differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

10. Please disclose the allocation of perquisite under the Executive Perquisites Plan. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. In addition, please discuss how incremental perquisite costs are calculated and attributed to your named executive officers for purposes of the Summary Compensation Table.

Nonqualified Deferred Compensation, page 27

11. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in "Aggregate Balance December 31, 2006" previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

Potential Payments Upon Termination or Change in Control, page 28

12. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

13. We direct you to Item 402(j)(1) of Regulation S-K and note that you appear to have omitted discussion of the definitions of key terms of the Executive Severance Agreement. Please concisely define terms such as "cause", "good reason" and "change in control."

14. Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed.

<u>Transactions with Related Persons, page 32</u>

   15. Please provide additional disclosure regarding the review standards to be applied by the Corporate Governance and Directors Nominating Committee. Refer to Item 404(b)(1)(ii) of Regulation S-K.

      Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

      Please contact me at (202) 551-3314 with any questions.

                     Sincerely,

                     Daniel Morris
                     Attorney Advisor